GENTIA SOFTWARE
                                             Tuition House, St. George's Road
                                             Wimbledon
                                             London SW19 4EU
                                             (Nasdaq: GNTIY)





AT THE COMPANY:            AT THE FINANCIAL RELATIONS BOARD:
---------------            ---------------------------------
George Sprenkle            For Analyst Info:  Julie Creed (312) 640-6724
Chief Financial Officer    For General Info:  Kelly Lofts (212) 661-8030
(781) 224-0750             For Media Info:  Alicia Nieva-Woodgate (415) 986-1591


FOR IMMEDIATE RELEASE
---------------------


              GENTIA ANNOUNCES ACQUISITION OF COMPRESSION SCIENCES
              ----------------------------------------------------

          *Strategic Acquisition Provides Key Technology For Analytical
                              Application Delivery

BOSTON, November 10, 1998 -- Gentia Software (Nasdaq: GNTIY), a developer of analytical applications for enterprise management, today announced that it has acquired Compression Sciences in a cash transaction valued at $3.1 million. Compression Sciences has developed K.wiz, a totally Java-based knowledge discovery and data mining solution. Under terms of the agreement, Compression Sciences, will become a wholly owned subsidiary of Gentia Software. The acquisition will be treated as a purchase for accounting purposes. In connection with the transaction, Gentia expects to record a one-time charge in the fourth quarter of 1998 relating to in-process technology in the range of 30%-50% of the purchase price.

Multidimensional databases are effective in providing summaries of data, which is sufficient if users know what needs to be analyzed and have the time to complete the analysis. K.wiz on the other hand can independently analyze large quantities of data and automatically highlight key trends. K.wiz components offer data transformation, visualization, and discovery algorithms that deliver complementary value-added analytical capabilities to client/server and Internet-deployed applications. With unmatched scalability, automation and deployment capabilities, K.wiz's unique Java-based server technology and open architecture make it especially appealing to today's growing corporations looking for enterprise data mining capabilities across diverse and distributed computing environments.

Paul Rolph, Chairman and Chief Executive Officer of Gentia, said "Customers continue to demand faster ROI from their information technology infrastructure, which has in turn, fueled the market for analytical applications. Integration of knowledge discovery and data mining capabilities into these solutions takes them to the next level by supporting predictive decision making and further enabling optimization of business performance. This is especially critical for electronic commerce applications.


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Gentia Software, page 2

"K.wiz's next generation data mining capabilities enables us to deliver real competitive advantage to our clients. For example, a financial services company may wish to identify which customers in its current base will purchase a new product, or a telecommunications company may like to predict which customers are most at risk to switching to a rival supplier. By extending our Gentia platform for analytical applications with Compression Science's technology, we can provide a new class of analytical applications that incorporates advanced business intelligence. As a result, we plan to leverage K.wiz data mining capabilities into our suite of Enterprise Performance Management applications, including the Renaissance Balanced Scorecard powered by Gentia," concluded Mr. Rolph.

K.wiz was launched in August at the 4th International Knowledge Discovery & Data Mining Conference in New York and was very well received by the industry. This K.wiz product is available today and will be showcased at the upcoming "Java Business Expo" in New York on December 8th.

About the Company

Gentia Software (Nasdaq: GNTIY) is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategy management, performance measurement and operational analysis solutions. By leveraging the only networked Business Intelligence solution designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensures information delivery to key decision makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 500 customers includes JP Morgan and Company, Volvo, McDonald's Restaurants, Fortis, Swiss Reinsurance and Sun Microsystems. The Company has headquarters in Boston and London and operates in more than 20 countries worldwide.

For additional information about Gentia, visit the Company's Web site at www.gentia.com or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTIY.

This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.


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